Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

BlackRock Energy and Resources Trust

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$9,222,966.45	(1)	0.00015310%	$1,412.04	(2)
Fees Previously Paid
Total Transaction Valuation	$9,222,966.45	(1)
Total Fees Due for Filing				$1,412.04

Total Fees Previously Paid				—
Total Fee Offsets				—

Net Fee Due				$1,412.04

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the shares outstanding and net asset value of the Fund as of January 14, 2025.
(2)	Calculated at $153.10 per $1,000,000 of the Transaction Value.